United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale pays interest on 11th issue incentive debentures Rio de Janeiro, May 14th, 2026 – Vale S.A. hereby announces that it will pay remuneration interest on its unsecured, non-convertible debentures, 11th issuance, 1st, 2nd and 3rd series (the “Incentivized Debentures”), on May 15, 2026, in the total amount of BRL 201,021,910.48, to holders with positions in custody at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and/or at Banco Itaú Unibanco S.A., the bookkeeping and paying agent institution for the incentivized debentures, as of the close of business on May 14, 2026. Details of the remuneration for the period, by series and per debenture, are set forth below: Series Quantity Type of payment Unit amount per debenture (BRL) Total amount to be paid (BRL) 1st 2,000,000 Remuneration interest 33.85677466 67,713,549.32 2nd 2,000,000 Remuneration interest 33.24926076 66,498,521.52 3rd 2,000,000 Remuneration interest 33.40491982 66,809,839.64 Total 201,021,910.48 Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: Pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Notice to Debenture holders

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 14, 2026		Director of Investor Relations